UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-50807

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR

For Period Ended:	September 30, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Design Within Reach, Inc.

Former Name if Applicable:

Not Applicable

Address of Principal Executive Office (Street and Number):

225 Bush Street, 20th Floor

City, State and Zip Code

San Francisco, California 94104

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Design Within Reach, Inc. (the “Company”) has been delayed in filing its quarterly report on Form 10-Q for the quarter ended July 1, 2006 due to turnover in management in the finance department and the previously disclosed material weaknesses in internal controls over financial reporting, which resulted in the Company’s inability to complete the reconciliation of a difference between the accrued inventory sub-ledger and the general ledger. The difference between the general ledger and the sub-ledger arose in connection with the implementation of the Company’s IMARC inventory and sales system and inadequate training of finance personnel with respect to changes in procedures necessitated by the change in systems. The Company’s new management is devoting intense effort and resources to completing the accrued inventory account reconciliation and all other matters necessary so that its Form 10-Q for the quarter ended July 1, 2006 can be filed. The delays in completing the review of the financial statements for the period ended July 1, 2006 also has delayed the Company in completing the preparation of the financial statements for the period ended September 30, 2006 and quarterly report on Form 10-Q for the quarter then ended.

IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John D. Hellmann	(415) 676-6500

(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐ Yes    ☒ No

The Form 10-Q for the period ended July 1, 2006 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report greater net sales for the nine months ended September 30, 2006 than for the nine months ended October 1, 2005. Unlike the first nine months of 2005, the Company expects to report a net loss for the first nine months of 2006.

Design Within Reach, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 13, 2006	By	/s/ John D. Hellmann
John D. Hellmann
Chief Financial Officer